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Exhibit 1.3

FIRST AMENDMENT TO RIGHTS AGREEMENT

FIRST AMENDMENT dated as of February 8, 2005 (this "Amendment") to the Rights Agreement (the "Agreement") dated as of December 23, 2003 between Mercer International Inc., a Massachusetts trust organized under the laws of the State of Washington (the "Company"), and Computershare Trust Company of Canada as rights agent (the "Rights Agent").

        Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Agreement.

        WHEREAS, the Company wishes to issue and sell 9,416,196 of its Common Shares (the "Equity Issue") pursuant to a final prospectus supplement dated February 8, 2005;

        WHEREAS, the Company has also agreed pursuant to an asset purchase agreement among the Company, its wholly-owned subsidiary, 0706906 B.C. Ltd., and KPMG Inc. in its capacity as receiver of all the assets and undertaking of Stone Venepal (Celgar) Pulp Inc. (the "Vendor") to acquire (the "Acquisition") the Celgar pulp mill and its related assets, and, as partial consideration therefore, issue 4,210,526 of its Common Shares to the Vendor or its order (the "Acquisition Issue");

        WHEREAS, the proceeds of the Equity Issue will be used to pay a portion of the cash purchase price of the Acquisition and will be completed shortly prior to the completion of the Acquisition and the Acquisition issue;

        WHEREAS, in connection with the Equity Issue and the Acquisition Issue the Company wishes to amend the Agreement to provide that Persons that purchase Common Shares pursuant to the Equity Issue will not inadvertently become Acquiring Persons under the Agreement as a result of the Equity Issue being completed prior to the Acquisition Issue;

        WHEREAS, the Company deems this Amendment to the Agreement to be necessary and desirable and in the best interests of the holders of the Rights and has duly approved this Amendment;

        WHEREAS, no event has occurred that would cause any Person to be deemed an Acquiring Person; and

        WHEREAS, Section 27 of the Agreement permits the Company at any time before any Person becomes an Acquiring Person to amend the Agreement in the manner provided herein;

        NOW, THEREFORE, the Agreement is hereby amended as follows:

        Section 1. Addition of Section 35. A new Section 35 to the Agreement is hereby added:

        "35. Inadvertent Acquisition; 2005 Equity Issue and Acquisition Issue.

  (a)
  For the purposes of this Section 35, the following terms have the meanings indicated:

  (i)
  "Acquisition" shall mean the acquisition by the Company's wholly-owned subsidiary, 0706906 B.C. Ltd., of the Celgar pulp mill and its related assets from the Vendor pursuant to the terms of the asset purchase agreement dated November 22, 2004 made among the Company, 0706906 B.C. Ltd. and the Vendor;

    (ii)
    "Acquisition Issue" shall mean the issuance by the Company of approximately 4,210,526 of its Common Shares to the Vendor (or, at its order, to the Banks, their Affiliates or the Vendor's Affiliates) in connection with the Acquisition;

    (iii)
    "Banks" shall mean Royal Bank of Canada and the Royal Bank of Scotland Plc, acting in its capacity as agent for, National Westminster Bank Plc;

    (iv)
    "Equity Issue" shall mean the issue and sale by the Company of approximately 9,416,196 of its Common Shares pursuant to a final prospectus supplement dated on or about February 8, 2005 and a shelf prospectus dated December 23, 2004;

    (v)
    "Underwriting Agreement" shall mean the equity underwriting agreement dated February 8, 2005 among the Company, RBC Capital Markets Corporation and the other underwriters named in Schedule I thereto in connection with the Equity Issue; and

    (vi)
    "Vendor" shall mean KPMG Inc., in its capacity as the receiver of all the assets and undertakings of Stone Venepal (Celgar) Pulp Inc.

  (b)
  As the Equity Issue will be completed prior to the Acquisition Issue and in order for Persons acquiring Common Shares thereunder not to inadvertently become an Acquiring Person prior to the completion of the Acquisition Issue, nothing in the Agreement to the contrary from and after the date of the Underwriting Agreement, in calculating the then outstanding Common Shares of the Company for the purposes of the Agreement, the Common Shares to be issued pursuant to the Acquisition Issue shall and shall be deemed to be issued and outstanding for the purpose of such calculation.

  (c)
  This Section 35 shall be null and void and of no force and effect: (i) in the event the Company does not complete the Equity Issue and the Acquisition Issue on or before February 14, 2005; and/or (ii) upon completion of the Acquisition Issue."

        Section 2. Full Force and Effect. Except as expressly amended hereby, the Agreement shall continue in full force and effect unamended and in accordance with the provisions thereof on the date hereof.

        Section 3. Governing Law. This Amendment shall be governed by and construed in accordance with the law of the State of Washington applicable to contracts to be made and performed entirely within such State.

        Section 4. Counterparts. This Amendment may be executed in two counterparts, each of which shall be deemed an original, but both of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the Company and the Rights Agent have caused this Amendment to be duly executed as of the day and year first above written.

MERCER INTERNATIONAL INC.

By:	/s/ JIMMY S.H. LEE Name: Jimmy S.H. Lee Title: Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ JUNE GLOVER Name: June Glover Title: Relationship Manager

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FIRST AMENDMENT TO RIGHTS AGREEMENT